SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Agrium Inc.
(Name of Issuer)

Common Stock without par value
(Title of Class of Securities)

008916108
(CUSIP Number)

Marc Weingarten, Esq.
David Rosewater, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008916108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,971,795
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,971,795
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,971,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 008916108	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 21, 2013 (“Amendment No. 1”), Amendment No. 2 filed on March 7, 2013 (“Amendment No. 2”), Amendment No. 3 filed on March 20, 2013 ("Amendment No. 3") Amendment No. 4 filed on March 22, 2013 (“Amendment No. 4”) and Amendment No. 5 filed on March 27, 2013 (collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the “Schedule 13D”) with respect to the shares ("Shares") of common stock, no par value, of Agrium Inc., a Canadian corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.  This Amendment No. 6 amends Items 2, 3, 4, 5, 6 and 7 as set forth below. This is the final amendment to the Schedule 13D and constitutes an “exiting filing” for the Reporting Person.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of the Reporting Person is Barry Rosenstein ("Mr. Rosenstein" or the "Principal").

(b) The principal business address of the Reporting Person and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(c) The principal business of the Reporting Person and the Principal is investing for accounts under their management.

(d) Neither the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized in Delaware. The Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 3,971,795 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $374 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person.

CUSIP No. 008916108	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

In the course of managing its overall portfolio, the Reporting Person has reduced the size of its investment in the Shares of the Issuer.  While the Reporting Person continues to believe there are opportunities for substantial improvement in each of these areas, it is pleased by the Issuer’s progress in many of them since the Reporting Person’s initial engagement with the Issuer, including most recently:  (1) capital allocation:  the Issuer has continued to substantially increase its capital return to shareholders, (2) controls:  new metrics regarding the profitability of the Retail business including ROIC, costs and working capital levels have been introduced and incorporated into determining management’s compensation, (3) costs:  the Issuer has announced it will convert to a “hub and spoke” supply system which should help rationalize costs and reduce excess working capital, and (4) corporate governance:  the Reporting Person expects that recently announced management changes and scheduled board retirements will lead to improvements in the Issuer’s openness and responsiveness to proposals for value creating change and to renouncing certain of the tactics employed by the Issuer in connection with the 2013 Annual General Meeting including the undisclosed compensation of brokers and financial advisers for soliciting votes for the incumbent board.  With respect to the Issuer’s conglomerate structure, the Reporting Person notes that the Issuer’s newly increased dividend should help investors better appreciate the steady cash flow production of the Issuer’s Retail business, although the Reporting Person still believes that an unbiased review of the Issuer’s structure would benefit all shareholders. The Reporting Person may continue to hold an investment in the Shares and may continue to engage in discussions with the Issuer’s management, Board, shareholders and other parties regarding the Issuer’s costs, controls, capital allocation, conglomerate structure and corporate governance.

By virtue of nominating directors for election at the Issuer’s 2013 Annual General Meeting, the Reporting Person and the Nominees may have been deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  There no longer remains any basis for the Reporting Person and the Nominees to be deemed to be a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  Accordingly, there is no basis for the Nominees to be deemed to be subject to Section 13(d) of the Exchange Act and, accordingly, they are no longer reporting persons on this Schedule 13D.  The Reporting Person expressly disclaims beneficial ownership of any Shares beneficially owned by each Nominee.

The Reporting Person may continue to take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 147 million Shares outstanding, which is the total number of Shares outstanding as of July 31, 2013, as reported in the Issuer's Q2 Quarterly Earnings Report dated August 7, 2013 attached as an Exhibit to the Form 6-K filed by the Issuer on August 8, 2013.

CUSIP No. 008916108	SCHEDULE 13D/A	Page 5 of 6 Pages

At the close of business on October 10, 2013, the Reporting Person may be deemed to beneficially own 3,971,795 Shares, constituting approximately 2.7% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over 3,971,795 Shares, which powers are exercised by the Principal

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) October 10, 2013

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows: None.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.

CUSIP No. 008916108	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2013

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel